UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 08, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **NEWS RELEASE – ANGLOGOLD ASHANTI LIMITED SETS NEW SAFETY BENCHMARK; MAINTAINS FULL-YEAR GUIDANCE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

8 May 2017

AngloGold Sets New Safety Benchmark; Maintains Full-Year Guidance

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti said it has set new safety records and achieved its first ever March quarter without a fatal accident, as it reported operating results for the three months to 31 March 2017. The company also maintained its full-year guidance.

AngloGold Ashanti, which operates the world's deepest mines, has passed 282 days without a fatal accident in South Africa, surpassing a previous record of 242 days, set in 2014. Sadiola, Yatela, Siguiri, Iduapriem, Obuasi, and Sunrise Dam ended the March quarter injury free, and the South African Operations have now exceeded five million consecutive shifts without a fatality.

Production was 830,000oz at an average total cash cost of $813/oz, compared to 861,000oz at $702/oz in the first quarter of 2016, with costs pushed higher by lower grades and significantly stronger currencies in key operating regions. The company's International Operations, which account for almost three-in-four of its gold ounces mined, delivered another good quarter according to their plans, whilst the South African Operations, with the exception of Mponeng, had a poor production performance in the seasonally weak first quarter.

"Our International Operations have again delivered a strong result, with our brownfields investments proceeding to plan," Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. "On the back of the strong safety result, we are closely scrutinising the underperforming areas of our South African Operations to restore margins. Remedial steps taken to ensure they recover from a difficult start to the year are already bearing fruit."

This year, AngloGold Ashanti is re-investing in high-return, brownfields projects to improve the overall quality of its portfolio and extend mine lives. The company has in recent years rebuilt its balance sheet without diluting shareholders, through tight cost management, efficiency improvements and debt reduction, all while making significant improvements to safety.

Net debt improved by 3% from the first quarter of last year to $2.05 bn. Balance sheet flexibility was also maintained, with net debt to adjusted earnings before interest, tax, depreciation and amortisation remaining within its own target of 1.5 times, through the business cycle, and well below its debt covenants of 3.5 times. AngloGold Ashanti has ample liquidity of $1.46bn, with no near-dated maturities, and sufficient covenant headroom.

Production from the International Operations was 632,000oz at a total cash cost of $714/oz for the first quarter of 2017, up from 625,000oz at a total cash cost of $674/oz in the corresponding period last year. This increase reflected solid performances across the portfolio, with exceptional performances from Siguiri, Iduapriem, Kibali and Cerro Vanguardia. All-in sustaining costs (AiSC) for the first quarter were $963/oz, up from $822/oz for the first quarter of 2016, with the increase attributable to the impact of stronger local currencies, lower average grades and the planned increase in sustaining capital expenditure.

Total capital expenditure (including equity accounted entities) during the first quarter of 2017 was $216m, up from $128m for the first quarter of 2016. Total capital expenditure included $186m of sustaining capital expenditure and $30m of project capital expenditure. Capital expenditure is expected to increase in the remaining three quarters of the year, in line with historical seasonal trends.

The added focus on a safe start-up contributed to an unusually slow ramp-up in South Africa, after the year-end break. This was compounded by more lower-grade areas mined at some operations than planned, fractured ground in areas currently being mined at TauTona and Moab Khotsong and instances of unwarranted deviations from mining plans. Steps taken to address the poor adherence to mining plans, management work routines and to improve productivity have already resulted in an improvement in mineable face length, leading to production volume recoveries in the second half of the first quarter of 2017. These improvements will also contribute to the forecast for an overall increase in production rates over the remainder of the year.

Full-Year Guidance

Adjusted EBITDA was $314m for the first quarter of 2017, down from $378m for the first quarter of 2016 .The guidance for the full year remains unchanged as follows:

- Production between 3.6Moz and 3.75Moz;

- Capital expenditure between $950m and $1,050m;

- Total cash costs between $750/oz and $800/oz; and

- AiSC between $1,050/oz and $1,100/oz, assuming average exchange rates against the US dollar of 14.25ZAR (Rand), 3.40BRL (Brazil Real), 0.75AUD (Aus$) and 16.50ARS (Argentina Peso), with oil at $58/bl on average for the year.

Both production and cost estimates assume neither labour interruptions or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, filed with the United States Securities and Exchange Commission.

The financial information, including any forward-looking information, set out in this news release has not been reviewed and reported on by the Company's external auditors.

Ends

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 08, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance